February 19, 2015

Via EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:    Briggs & Stratton Corporation
Form 10-K for the Fiscal Year Ended June 29, 2014
Filed August 26, 2014
Form 10-Q for the Quarterly Period Ended September 28, 2014
Filed November 5, 2014
File No. 001-01370

Dear Ms. Tillan:

This letter is in response to your letter of January 30, 2015, commenting on Briggs & Stratton Corporation’s (the “Company”) Form 10-K for the year ended June 29, 2014, and our Form10-Q for the quarter ended September 28, 2014. We have repeated the comments from your letter below, followed by our responses.

General

1.
We note disclosure on your website and in your Form 10-K about business in the Middle East and Africa. Syria, in the Middle East, and Sudan, in Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We also note disclosure about large customers Husqvarna Outdoor Products Group and Deere & Company. Husqvarna’s website provides contact information for Syria and Deere & Company reported sales to Sudan in publicly filed SEC correspondence. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

During the covered period (July 4, 2011 through December 28, 2014 as clarified in a phone call with SEC staff), the Company did not have any contacts with Syria or Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements, and the Company has had no subsidiaries, joint venture arrangements or other operations in Sudan or Syria, except as noted in the following three numbered paragraphs:

1. In 2003 a foreign subsidiary of the Company entered into two distribution agreements with a distributor located in Syria covering small gasoline engines and home power products such as portable generators and pressure washers. The last sale of goods to the distributor occurred in January 2004.

2. To its knowledge, the Company and its subsidiaries have not had any direct or indirect agreements, commercial arrangements or other contacts with the governments of Syria or Sudan or entities they control.

3. With regard to customers of the Company listed in the Staff’s letter and customers who are original equipment manufacturers, the Company and its subsidiaries have not transacted business with any customer located in Syria or Sudan or who the Company has reason to believe intended or intends to resell or use the Company’s products in Syria or Sudan.

The Company has policies and procedures in place that prohibit sales to entities and countries that are subject to U.S. government economic sanctions or other export restrictions. The Company also maintains a Global Compliance function that establishes, educates and reviews compliance with various Company policies and procedures, which include government laws and regulations concerning export controls and anti-corruption.

2.
Please discuss materiality of any contacts with Syria and Sudan described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

The Company’s response to Comment 1 above is incorporated in its entirety into this response to Comment 2. The Company has no subsidiaries or other operating entities in Syria or Sudan and does not have any business contacts involving these countries that would constitute a material investment risk for the Company’s shareholders. Also, for the period from July 4, 2011 through December 28, 2014, the Company and its subsidiaries have had no sales or revenues associated with Syria or Sudan.

The Company is aware that certain states, municipalities, universities or other investors have proposed or adopted divestment or other initiatives regarding investments in companies that do business with customers in Syria and Sudan. No investor in the Company, however, has approached the Company with concerns about activities or affiliations on behalf of the Company with Syria or Sudan.

Given these factors, the Company believes that the risk of negative investor sentiment relative to any perceived affiliations on behalf of the Company with Syria and Sudan is not significant. Nevertheless, the Company will continue to monitor the sentiment of its investors, and will take those sentiments into consideration in determining ongoing business activities.

Form 10-K for the Fiscal Year Ended June 29, 2014

Item 8. Financial Statements - Consolidated Statement of Operations, page 34

3.
You include your goodwill and tradename impairments in a single line item in your consolidated statements of operations. In future filings please present the aggregate amount of goodwill impairment losses as a separate line item to the extent required by FASB ASC 350-20-45-2.

In future filings, beginning with our Form 10-K for the year ended June 28, 2015, the Company will present the aggregate amount of goodwill impairment losses as a separate line item to the extent required by FASB ASC 350-20-45-2.

Note 2. Summary of Significant Accounting Policies - Revenue Recognition, page 40

4.
We see that you reduce your net sales for the floor plan expense you incur under the financing arrangement with a third-party financing source. Please tell us the key terms of the financing arrangement among the third-party financing source, your customers and you. More specifically, please tell us whether you have any obligation to pay the principal amount in case of customer default and, if that is the case, how it is considered for revenue recognition. Explain how you evaluated the accounting and disclosures for the financing under U.S. GAAP.

The Company sells lawn and garden powered equipment, snow throwers and standby generators to a network of independent dealers predominantly located in the U.S. As is commonplace for manufacturers who sell their products through dealer networks, the Company offers, as a sales incentive, financing arrangements to dealers whereby the Company shares the expense of financing certain dealer and distributor inventories through a third-party financing source. The Company sells products to its dealers, the financial institution finances the dealer’s purchase and pays the Company (generally within 15 to 30 days), and the dealer pays the financial institution based on the terms of the arrangement (generally within 6 to 9 months). Interest rates associated with the financing arrangement are based on LIBOR plus a fixed percentage. As discussed in Note 2, Summary of Significant Accounting Policies, in Notes to the Consolidated Financial Statements, the Company pays a portion of the interest cost incurred by the dealer as a sales incentive. The Company has an obligation to the financial institution to pay the principal amount in case of customer defaults. This obligation is limited to an aggregate amount of $1.0 million per fiscal year.
ASC 605-50-15-2 applies to a “vendor’s accounting for consideration given to a customer (including a reseller of the vendor’s products),” including “vendor consideration to any purchasers of the vendor’s products at any point along the distribution chain.” The guidance goes on to state that “examples of arrangements include, but are not limited to, sales incentive offers labeled as discounts, coupons, rebates, and free products or services as well as arrangements labeled as slotting fees, cooperative advertising, and buydowns.” Since the Company offers consideration, in the form of a sales incentive to share the costs of financing certain dealer purchases, to a reseller of the Company’s products, the Company concluded that the arrangement is within the scope of ASC 605-50.
In accordance with ASC 605-50, the Company recognizes the expense associated with the sales incentive at the time of sale as a reduction of revenue. The Company reached this conclusion based on the following specific provisions of ASC 605-50:

ASC 605-50-25-1 addresses recognition of a sales incentive. The guidance applies to arrangements in which “a) the incentive is linked to a single sales transaction and b) the vendor does not receive an identifiable benefit from the customer in exchange for the sales incentive.” In the case of the Company, the incentive is linked to a single sales transaction, specifically each product sale, and there is not an identifiable benefit separate from the sale of the product. As a result, the Company reached its conclusion that ASC 605-50-25 is the applicable guidance for recognition of a sales incentive. As such, ASC 605-50-25-3 sets forth guidance related to the appropriate recognition of a sales incentive by stating that “for a sales incentive offered voluntarily by the vendor and without a charge to customers that can be used or that becomes exercisable by a customer as a result of a single exchange transaction, and that will not result in a loss on the sale of a product or service, the vendor shall recognize the cost of such a sales incentive at the later of either a) the date at which the related revenue is recognized by the vendor or b) the date at which the sales incentive is offered.” In the case of the Company, the sales incentive is offered voluntarily by the Company, without a charge to the customer, is exercisable by a customer based on a single transaction, and does not result in a loss on the sale of the product. For the Company, the date at which the related revenue is recognized is later than the date the dealer signs up for the program, and as such, the appropriate date to recognize the cost of the sales incentive as a reduction to revenue.
ASC 605-50-45-2 addresses the appropriate income statement classification for a sales incentive by stating that “cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement” provided the vendor does not receive an identifiable benefit that can be reasonably estimated. Since the Company does not receive an identifiable benefit separate from the sale of the product, the Company reached its conclusion that a reduction of the selling price is the appropriate classification.
Since the current dealer financing program was installed on June 30, 2011, the Company’s payments to the financial institution due to customer default have never reached the maximum of the limited obligation in any fiscal year. On average, payments to the financial institution due to customer defaults have been approximately $0.5 million per year, which represents substantially less than 0.5% of total sales to dealers under the program. The Company helps mitigate its risk of customer defaults by carefully and proactively evaluating the credit limits granted to its independent dealers. Given its limited obligation to the financial institution to pay the principal amount in case of customer default, the Company establishes a reserve for its estimated risk of customer defaults in order to comply with U.S. GAAP. The amount to reserve is estimated at the time of sale based on historical experience, and the reserve is subsequently adjusted for known occurrences.
ASC 605-50-50-1 addresses the disclosure requirements of sales incentives and states that “Entities shall disclose the nature of the incentive programs and the amounts recognized in the statement of operations for those incentive programs and their related classification for each period presented, if significant.” The Company made the following disclosure of the floor plan program in Note 2, Summary of Significant Accounting Policies, in Notes to Consolidated Financial Statements, by stating, “Included in net sales are costs associated with the programs under which the Company shares the expense of financing certain dealer and distributor inventories, referred to as floor plan expense. This represents interest for a pre-established length of time based on a variable rate from a contract with a third party financing source for dealer and distributor inventory purchases. Sharing the cost of these financing arrangements is used as a marketing incentive for customers to buy inventory. The financing costs included in net sales in fiscal 2014, 2013, and 2012 were $5.5 million, $6.3 million and $5.5 million, respectively.” The Company believes that this disclosure complies with the disclosure requirements of ASC 605-50-50-1.

5.
You disclose that financing costs included in net sales in fiscal 2014 were $5.5 million. Please tell us, and clarify in future filings, whether this amount is gross or net of the impact of $(1.2) million from your derivative interest rate contracts discussed on page 60 in note 16.

The financing costs included in the Company’s net sales in fiscal 2014 of $5.5 million were recorded net of the impact of $(1.2) million from the derivative interest rate contracts. The Company will clarify the disclosure in future filings, beginning with the Form 10-K for the year ended June 28, 2015, to state that the financing costs included in net sales are net of the impact of the derivative interest rate contracts as follows (marked for changes against the previously filed Form 10-K for the year ended June 29, 2014):

“Included in net sales are costs associated with programs under which the Company shares the expense of financing certain dealer and distributor inventories, referred to as floor plan expense. This represents interest for a pre-established length of time based on a variable rate (LIBOR) plus a fixed percentage from a contract with a third party financing source for dealer and distributor inventory purchases. Sharing the cost of these financing arrangements is used by the Company as a marketing incentive for customers to purchase the Company’s products to have floor stock for retail customers to purchase. The Company enters into interest rate swaps to hedge cash flows for a portion of its interest rate risk. The financing costs, net of the related gain or loss on interest rate swaps, included in net sales in fiscal 2014, 2013 and 2012 were $5.5 million, $6.3 million and $5.5 million, respectively.”

Note 5. Acquisitions, page 44

6.
You disclose that you recorded a purchase price allocation during fiscal 2013 based on a fair value appraisal by a third party valuation firm. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

The Company engaged a third party appraisal firm to assist management in determining the fair values of certain assets acquired in the acquisition of Companhia Caetano Branco (Branco), which closed on December 7, 2012. This third party appraisal firm was engaged to perform work under management’s direction. The valuation required management to make estimates and assumptions with respect to intangible assets, including the valuation of the acquired customer list and the tradename. The Company acknowledges that it is responsible for the estimated fair values. Management’s process for arriving at the estimated fair values included providing key valuation model assumptions and inputs that aligned with those used in the Company’s process to calculate the transaction purchase price. These assumptions and estimates were primarily based on activities the Company performed, including due diligence activities specifically related to the transaction and the gathering of facts and data through interviews with employees who had familiarity with the industry and regional marketplace. In addition, the Company thoroughly evaluated the accuracy and reasonableness of the third party valuation report.

For any future acquisitions that require disclosure in our Form 10-K, the Company will clearly acknowledge that it is responsible for the estimated fair values.

Note 7. Goodwill and Other Intangible Assets, page 46

7.
Your tradenames are reflected as unamortized intangible assets. In fiscal 2014 and 2013, you recorded tradename impairment charges of $5.5 million and $18.8 million, respectively. Please tell us about your evaluation of the remaining useful life of tradenames as of June 29, 2014 to determine whether events and circumstances continue to support an indefinite useful life. Refer to FASB ASC 350-30-35-16.

The Company tests intangible assets not subject to amortization at least annually, or more frequently if events or changes in circumstances indicate that it is necessary, for potential impairment and validation of useful lives. The Company performed its most recent analysis under ASC 350-30-35-16 as of June 29, 2014 to evaluate the remaining useful life of its tradenames and to determine whether events and circumstances continue to support an indefinite life. The useful life of an intangible asset should be considered indefinite if there can be no foreseeable limit on the period over which the asset is expected to contribute cash flows to its owner. The domestic tradenames to which the Company assigned value within the Products reportable segment are Ferris, Simplicity, Snapper and SnapperPro (collectively, the “Tradenames”).

As disclosed in Note 7, Goodwill and Other Intangible Assets, in the Notes to the Consolidated Financial Statements, the Company performs its assessment of the fair value of Tradenames based on an income approach using the relief-from-royalty method. This approach, which the Company believes is reasonable to use to estimate the value of the Tradenames, applies a royalty rate to a projection of net sales. The projection of net sales used for the estimation was derived from the Company’s strategic planning process. The non-cash impairments of the Tradenames recorded in fiscal 2013 and fiscal 2014 of $5.5 million and $18.8 million, respectively, resulted primarily due to a slower than anticipated recovery of the North America lawn and garden market. Included in this slower than anticipated market recovery were factors including a slower than anticipated recovery of U.S. new and existing home sales as well as a series of unfavorable weather conditions during peak sales times that negatively impacted sales. The Company believes that the U.S. lawn and garden market will grow in future years as housing sales improve and seasonal weather conditions normalize; accordingly, the cause of the historic impairments of the Tradenames is not believed to be indicative of a prospective decline in the usefulness of the Tradenames to generate cash flows for the Company.

The Company considered the guidance set forth in ASC 350-30-35-3, General Intangibles Other Than Goodwill to determine whether there were legal, contractual, regulatory, competitive, obsolescence or economic factors present that would limit the useful lives of the Tradenames. The primary source of input for performing the analysis was obtained through the Company’s annual update of its strategic planning process, which was concluded in the Company’s fourth fiscal quarter of fiscal 2014. This process involved the Company’s management updating its forward-looking plan by analyzing historic and projected regulatory, competitive, product life cycle and economic trends. The following are the key factors from the strategic planning process that contributed to the Company’s assertion of the continued appropriateness of the indefinite useful lives of the Tradenames as of June 29, 2014:

•The Company expects to use the Tradenames indefinitely. The Company’s strategic plan calls for focus on higher-end lawn and garden products sold under the Tradenames through its dealer channel. The Tradenames are prominently displayed on its walk behind, riding and zero-turn mowers and snowthrowers primarily sold in North America. The Company believes that the Tradenames are widely recognized by its customers and independent lawn and garden dealerships. The recognition of the Tradenames benefits from them having been in use to sell products for over 90 years. This supports the factors required to be analyzed by ASC 350-30-35-3 (a) and (b), “Expected use of the asset by the entity” and “the expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate.”
•The Company is not aware of any legal or contractual factors that would place limitations on the useful lives of the Tradenames. The Company has ownership of the Tradenames, costs to periodically renew registration are insignificant and the Company has the intent to renew the registration of the Tradenames indefinitely. This supports factors to be analyzed by ASC 350-30-35-3 (c), “Any legal, regulatory, or contractual provisions that may limit the useful life.”
•The Company is not aware of regulatory factors that would limit the useful lives of the Tradenames. The most significant regulatory factor for the industry has been emissions regulations. The last major change in emissions regulations impacting the Company’s products was implemented in 2012. The Company is aware of no significant regulatory factors being contemplated that would have a significant impact on its business. This supports factors to be analyzed by ASC 350-30-35-3 (c), “Any legal, regulatory, or contractual provisions that may limit the useful life.”
•The Company has a history of renewing its tradenames and selling products that prominently display its tradenames. Given the importance its tradenames play in helping market our products to consumers, the Company also has a history of defending them. As previously indicated, the Tradenames have been in use for over 90 years. This supports the factors to be analyzed by ASC 350-30-35-3 (d), “The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions…”
•ASC 350-30-35-3 (e) requires analysis of “the effects of obsolescence, demand, competition, and other economic factors” in evaluating the useful life of an intangible asset. The Company based its analysis of this factor around the principal competitive factors in the power products industry, which include price, service, product performance, brand, innovation and delivery.
• As included in Part I, Item 1. Business of the Company’s annual report on Form 10-K, the primary competitors to its Products reportable segment have remained consistent over the past several fiscal years. Through implementation of its strategic plan to increase focus on higher-end lawn and garden products sold through its North American dealer channel, the Company believes that it will improve its performance on the principal competitive factors relative to its primary competitors. As evidence of this, the Company launched over 40 new products into the marketplace in fiscal 2013 as well as several new innovative products in fiscal 2014, including a fabricated deck system and new suspension offerings on its riding and zero-turn mowers. In fiscal 2013 and 2014, sales of new product introductions sold under the Tradenames accounted for over 30% of Tradename brand total revenues.
• The power products industry is not generally characterized by employing rapidly changing technology, which helps mitigate the risk of product obsolescence. As disclosed in Part I, Item 1A. Risk Factors of the Company’s annual report on Form 10-K, to be competitive the Company must remain current with changes in gasoline engine technology; it also faces a risk if the technology becomes less important to customers in its markets due to the impact of alternative fuels. A substantial amount of the products sold under the Tradenames incorporates gasoline powered engines; however, to the extent that new power source technologies are successfully introduced to the marketplace, it is probable that the Company would have the opportunity to procure or adopt the new power source technology to incorporate into its power products. One such example of the Company successfully achieving this was a liquid propane-powered engine that was introduced on a commercial zero-turn mower.
• As disclosed in Part I, Item 1A Risk Factors. of the Company’s annual report on Form 10-K, the demand for the Company’s products fluctuates significantly due to seasonality, changes in the weather and consumer confidence. The Company’s sales of its products are concentrated into periods of time that generally occur during the spring and early summer seasons in North America. Given this seasonality, unfavorable weather conditions can have a significant, albeit relatively short-term, impact on consumer demand in both the current and subsequent fiscal years. Several unfavorable weather events occurred in recent fiscal years, including a severe drought, below average spring season temperatures and low snowfall amounts. These events negatively impacted near-term cash flows which decreased the Company’s calculation of the estimated value of the Tradenames as of fiscal 2013 and 2014 for impairment evaluation. The Company believes, however, that the impact of the weather events is not indicative of an on-going decline in the value of the Tradenames.
• The Company's economic modeling has demonstrated over the years that the sale of power products is highly correlated to new and existing home sales (correlation of .97 for new home sales and .89 for existing home sales). The Company estimates that the relatively low levels of new and existing home sales primarily in the U.S. over the past several years have indeed contributed to reductions in the U.S. lawn and garden market. The Company had estimated, however, based on its economic research that the housing market was poised to improve at a faster rate than what actually occurred. The Company forecasted that the U.S. lawn and garden market would increase by 4-6% in both fiscal 2013 and 2014; however, the actual change was 1.4% and (1.7%) in fiscal 2013 and 2014, respectively. The Company estimated that the unfavorable variance from its expectations was due to a slower than anticipated recovery of the U.S. lawn and garden market resulting from lower than projected U.S. housing sales as well as unfavorable weather conditions. The Company believes that the reduction in the size of the U.S. lawn and garden market is not going to continue its decline into the future. Instead, the Company believes that the U.S. housing market will recover and the lawn and garden market will improve. For its fiscal 2015 projection, the Company estimates that the U.S. lawn and garden market will increase by 1-4%. This was the market assumption used by the Company in its June 29, 2014 assessment for potential impairment for the Tradenames.
• The Company also considered other factors in its evaluation of the remaining useful lives of the Tradenames. As disclosed in Part I, Item 1. Business of the Company’s Annual Report on Form 10-K, “In certain cases the Company may license its brand names to others in selling lawn and garden equipment in the U.S. mass retail channel.” Indeed, in recent years the Company entered into an agreement to license one of the Tradenames to a retailer. The agreement helps validate that third parties who serve the industry perceive value in the Tradenames. We believe the agreement also helped validate the reasonableness of the licensing rate assumption used in the Company’s periodic evaluation of potential impairment of the Tradenames.

•The level of maintenance expenditures required to obtain expected future cash flows from the Tradenames is not expected to change significantly in the future. Expenditures have been reduced, and are expected to be further reduced, due to restructuring actions to consolidate the manufacturing footprint of the Products reporting segment. Partially offsetting these reductions will be certain increased spending related to product innovation of products sold under the Tradenames. This supports factors to be analyzed by ASC 350-30-35-3 (f), “The level of maintenance expenditures required to obtain the expected future cash flows from the asset.”

Based on the considerations detailed above, the Company concluded the Tradenames continue to have indefinite lives as of June 29, 2014.

Note 8. Income Taxes, page 48

8.
In your table of the components of tax expense you show one line item for deferred taxes. Please tell us why you did not separately state amounts of deferred taxes applicable to United States federal, state and foreign income taxes. Refer to the instructional note between paragraphs (h)(1) and (2) of Item 4-08(h) of Regulation S-X.

In future filings, beginning with the Form 10-K for the year ended June 28, 2015, the Company will separately state amounts of deferred taxes applicable to United States federal, state, and foreign income taxes similar to the following:

	2014	2013	2012
Deferred
Federal	$(3,831)	$(26,961)	$3,131
State	(328)	(1,003)	358
Foreign	(1,237)	50	437
	$(5,396)	$(27,914)	$3,926

9.
In your rate reconciliation table you disclose that in FY 2014 your change in accounting method impacted your tax rate by 7.8%. Please tell us in more detail about the nature of the tax election, why it reduced your tax rate in 2014, and how you accounted for this change. Refer to FASB ASC 740-10-50-12.

According to ASC 740-10-50-12, a public entity shall disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense for the fiscal year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income. The estimated amount and the nature of each significant reconciling item shall be disclosed, and items that individually make up 5 percent or more of the computed amount generally are considered significant for disclosure purposes. Pursuant to ASC 740-10-50-12, the Company disclosed in Note 8, Income Taxes, in Notes to the Consolidated Financial Statements, a reconciling item of (7.8%) for a change in accounting method within the table reconciling the effective tax rate to the U.S. statutory rate. The Company further explained that the method change related to a taxpayer election filed in fiscal 2014 that provided the Company a tax benefit that was previously unavailable.

The taxpayer election was filed pursuant to the outcome of CBS Corporation & Subsidiaries v. United States, U.S. Court of Federal Claims, 2012 10-153T, which allowed companies to recover tax basis that had been allocated to the permanent exclusion of qualified export activity from taxable income over a period spanning tax years 2000-2006. The Company filed a U.S. accounting method change with the Internal Revenue Service (IRS) in fiscal 2014, which provided the Company the ability to record a permanent adjustment to the net tax basis of assets for which an expense was previously disallowed.

ASC 740-10-30-2 & 3, Income Taxes - Basic Requirements of Initial Measurement, indicates the following:

•	the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted law; and

•	the total income tax expense (or benefit) for the year is the sum of deferred tax expense (or benefit) and income taxes currently payable or refundable.

The court decision provided authority that did not previously exist to restore tax basis that had been allocated to tax-exempt income through the filing of an automatic accounting method change with the IRS. In conjunction with the tax election filed in fiscal 2014, the Company conducted an analysis to measure its current and deferred tax liabilities and assets based on provisions allowed under the method change. Together, the filing of the tax election and the calculation of the tax basis adjustment enabled the Company to record a permanent difference that resulted in a credit to its tax expense and a 7.8% benefit to its effective tax rate for fiscal 2014.

10.
On page 49 you show a table for the components of deferred income taxes. The components shown are the net current asset or liability and net long-term asset or liability. In future filings please show the total of all deferred tax liabilities, the total of all tax deferred assets, and the net change during the year in the total valuation allowance as required by FASB ASC 740-10-50-2.

In future filings, beginning with the Form 10-K for the year ended June 28, 2015, the Company will disclose the total of all deferred tax liabilities, the total of all deferred tax assets, and the net change during the year in the total valuation allowance as required by ASC 740-10-50-2 similar to the following:

“Total deferred tax assets were $152.7 million and $176.6 million as of June 29, 2014 and June 30, 2013, respectively. Total deferred tax liabilities were $88.6 million and $101.5 million as of June 29, 2014 and June 30, 2013, respectively. During fiscal 2014, the total valuation allowance increased by $2.5 million.”

Note 16. Derivative Instruments & Hedging Activities, page 58

11.
We see that you enter into interest rate swaps to manage a portion of your interest rate risk from the financing arrangement as discussed our comment above. You disclose that the notional amount of your LIBOR Interest Rate contract was $95 million at June 29, 2014 and June 30, 2013. Please tell us how the floor financing plan amount matches the notional amount of your interest rate swap as required to qualify for hedge accounting under FASB ASC 815-20-25-104(a) and if applicable, 106(f).

As it pertains to cash flow hedges, ASC 815-20-25-104(a) requires that the notional amount of the interest rate swap must match the principal amount of the interest-bearing asset or liability being hedged. The interest rate swap derivative is intended to hedge the monthly interest payments of the first $95.0 million of the dealers’ daily average net receivables owed to the third party financing company. On an on-going monthly basis since the inception of the hedge, the Company has performed verifications to conclude that the notional amount of the hedge has not exceeded the dealers’ daily average net receivable balance by tracking the dealers’ daily average net accounts receivable balance against the hedged amount. In addition, at the inception of the hedge and on a periodic basis, the Company has concluded that it is probable that the dealers’ daily average net receivable balance will exceed the notional basis of the hedges throughout the term of the hedge contracts. The dealers’ average daily net receivable balance was $135.3 million and $140.9 million in fiscal years 2014 and 2013, respectively.
As evidenced by the monthly verification as well as the periodic projections that the notional amount of the interest rate swap has not exceeded, nor is expected to exceed, the dealers’ daily average net receivable, the floor financing plan amount matches the notional amount of the Company’s interest rate swap as required to qualify for hedge accounting.

Note 18. Restructuring Actions, page 67

12.
Please tell us how you considered the disclosures required by FASB ASC 420-10-50-1(b) which should be disclosed in notes to financial statements that include the period in which an exit or disposal activity is initiated and any subsequent period until the activity is completed.

ASC 420-10-50-1(b) requires that for each major type of cost associated with the activity both of the following shall be disclosed:
1. The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, and
2. A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) why.
The Company included within its Note 18, Restructuring Actions, in Notes to Consolidated Financial Statements in the Form 10-K, the following disclosures to comply with ASC 420-10-50-1(b):

•	The specific nature of its restructuring activities and their impact to operations,

•	The amount recorded in the current and prior fiscal year,

•	The reportable segment to which the charges related,

•	A description of how charges are recorded within the Condensed Consolidated Statements of Operations,

•	The number of employees terminated, and

•
A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the adjustment.

The Company did not include within Note 18, however, the total amount expected to be incurred in connection with the restructuring actions or the cumulative impact of the restructuring actions as required by FASB ASC 420-10-50-1(b). The pre-tax restructuring charges recorded in fiscal 2014 of $6.5 million represented the final amount of the restructuring actions that were initiated in fiscal 2012. The cumulative pre-tax impact of the restructuring actions was $78.6 million, of which $22.2 million and $49.9 million was recorded in fiscal 2013 and 2012, respectively.

The Company disclosed in its fiscal 2014 Form 10-K new restructuring actions that were approved and initiated subsequent to the fiscal year. The Company will enhance its restructuring footnote disclosures in future annual filings on Form 10-K by adding the total amount expected to be incurred in connection with the restructuring actions and the cumulative impact of the restructuring actions as required by ASC 420-10-50-1(b), as follows:

“As of June 29, 2014, the restructuring actions announced in fiscal 2012 were completed as planned. As of June 29, 2014, the cumulative pre-tax restructuring costs incurred were $78.6 million, which represents the total cost expected to be incurred under these restructuring actions.”

Note 20. Separate Financial Information of Subsidiary Guarantors of Indebtedness, page 69

13.
You disclose that Briggs & Stratton Power Products Group, LLC is your 100% owned subsidiary and provides a guarantee for the senior notes that is joint and several and full and unconditional. Since you refer to joint and several guarantees and guarantor subsidiaries in your condensed supplemental consolidating financial statements, it appears that you may have other subsidiaries that are guaranteeing the notes. Please tell us, and clarify in future filings, whether or not there are other guarantor subsidiaries and whether they are 100% owned by the parent company and whether their guarantees are full and unconditional and all guarantees are joint and several. Refer to Rule 3-10(i)(8) of Regulation S-X.

As set forth in the First Supplemental Indenture dated as of December 20, 2010 (Indenture), Briggs & Stratton Power Products Group, LLC is the sole guarantor of the notes as of June 29, 2014. This guarantee is full and unconditional, except for certain customary limitations (refer to the Company’s response in this letter to comment 15 regarding customary limitations). The Indenture generally requires that if at any time a domestic subsidiary of the Company guarantees any indebtedness having a principal amount of $15.0 million or more under a credit facility or becomes a significant subsidiary, as defined in Article 1, Rule 1-02 of Regulation S-X, that subsidiary will be added as a guarantor of the notes. As of June 29, 2014, no additional subsidiaries of the Company guaranteed such indebtedness or were determined to be significant subsidiaries.

The Company has clarified in the Form 10-Q for the quarter ended December 28, 2014 and filed on February 3, 2015 and will continue to clarify in future filings, regarding which entity or entities have responsibility for guaranteeing the notes as follows:

“Under the terms of the Company’s Senior Notes and the Revolver (collectively, the “Domestic Indebtedness”), Briggs & Stratton Power Products Group, LLC, a 100% owned subsidiary of the Company, was the sole joint and several guarantor of the Domestic Indebtedness (the “Guarantor”) as of December 28, 2014 and June 29, 2014.”

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 1. Financial Statements - Note 15. Segment Information, page 19

14.
In future filings please include a reconciliation of the total of your reportable segments’ measure of profit or loss to your consolidated income before income taxes and separately identify and describe significant reconciling items as required by FASB ASC 280-10-50-32.

In future filings and including the Form 10-Q for the quarter ended December 28, 2014, the Company included and will continue to include a reconciliation of the total of its reportable segments’ measure of profit or loss to its consolidated income before income taxes and separately identify and describe significant reconciling items as required by FASB ASC 280-10-50-32. The following is an excerpt from the Company’s most recent Form 10-Q filed on February 3, 2015 which incorporated the reconciliation within Note 15, Segment Information, in Notes to Consolidated Financial Statements:

“The Company maintains two reportable business segments that are managed separately based on fundamental differences in their operations. Beginning in fiscal 2015, the Company is using “segment income (loss)” as the primary measure to evaluate operating performance and allocate capital resources for the Engines and Products Segments. Previously, the Company used income (loss) from operations. Segment income (loss) is defined as income (loss) from operations plus equity in earnings of unconsolidated affiliates. The Company has recast prior year amounts for comparability. Summarized segment data is as follows (in thousands):

	Three Months Ended		Six Months Ended
	December 28, 2014	December 29, 2013	December 28, 2014	December 29, 2013
NET SALES:
Engines	$271,704	$265,712	$424,820	$449,499
Products	199,050	171,528	365,178	324,564
Inter-Segment Eliminations	(26,467)	(20,648)	(53,082)	(40,167)
Total	$444,287	$416,592	$736,916	$733,896
GROSS PROFIT:
Engines	$62,896	$54,257	$90,696	$79,493
Products	25,213	21,959	44,597	39,784
Inter-Segment Eliminations	(241)	1,150	(104)	1,920
Total	$87,868	$77,366	$135,189	$121,197
SEGMENT INCOME (LOSS):
Engines	$18,894	$9,292	$5,040	$(7,266)
Products	(3,884)	(4,256)	(11,997)	(11,870)
Inter-Segment Eliminations	(241)	1,150	(104)	1,920
Total	$14,769	$6,186	$(7,061)	$(17,216)

Reconciliation from Segment Income (Loss) to Income (Loss) Before Income Taxes:
Equity in Earnings from Unconsolidated Affiliates	1,454	1,022	3,341	2,551
Income (Loss) from Operations	$13,315	$5,164	$(10,402)	$(19,767)
INTEREST EXPENSE	(4,890)	(4,594)	(9,408)	(9,103)
OTHER INCOME, Net	2,052	1,751	4,425	3,843
Income (Loss) Before Income Taxes	10,477	2,321	(15,385)	(25,027)
PROVISION (CREDIT) FOR INCOME TAXES	3,534	1,619	(7,049)	(6,380)
Net Income (Loss)	$6,943	$702	$(8,336)	$(18,647)

Note 17. Separate Financial Information of Subsidiary Guarantor of Indebtedness

15.	You disclose that the guarantees are full and unconditional except for certain customary limitations. Please explain the nature of the customary limitations.

As defined under section 10.05 of the Indenture and summarized below, the guarantees are full and conditional, except a guarantor will be released from the guarantee:

1.
automatically without any further action on the part of the trustee or any holder of notes, in connection with the sale or disposition of all or substantially all of the assets of the guarantor to a person that is not a subsidiary of the Company;

2.
automatically without any further action on the part of the trustee or any holder of notes, in connection with any sale of capital stock of the guarantor that causes the guarantor to cease to be a subsidiary of the Company;

3.
automatically without any further action on the part of the trustee or any holder of notes, upon delivery by the Company to the trustee of an officers’ certificate certifying that the guarantor shall not constitute a domestic subsidiary that is a significant subsidiary (as defined in Article 1, Rule 1-02 of Regulation S-X) and no longer guarantees any indebtedness having a principal amount of $15.0 million or more under a credit facility;

4.	if the Company designates a guarantor as an unrestricted subsidiary in accordance with the provisions of the Indenture; and

5.	if the Company exercises its legal defeasance option, its covenant defeasance option or if the Company’s obligations under the Indenture are discharged.

Regarding the release whereby the Company may designate a guarantor as an unrestricted subsidiary, section 4.17 of the Indenture significantly limits the Company’s ability to do so. First, the Company’s Board of Directors must adopt a resolution to designate a guarantor as an unrestricted subsidiary, but only if no default would exist upon giving effect to the designation. Second, the fair market value of all outstanding investments owned by the Company and its restricted subsidiaries in the designated subsidiary would be deemed to be an investment made at the time of the designation, and the Indenture would only permit the designation if the limits on restricted payments contained in section 4.07 of the Indenture would permit such an investment at such time. Third, under the terms of the Indenture, an “unrestricted subsidiary” is any subsidiary of the Company that is designated by the Board of Directors of the Company, but only to the extent that, among other things, the subsidiary has no indebtedness other than non-recourse indebtedness and has not guaranteed or otherwise directly or indirectly provided credit support for any indebtedness of the Company or any of the Company’s restricted subsidiaries. Given that Briggs & Stratton Power Products Group, LLC guarantees the Company’s obligations under its revolving credit facility, it cannot be released.

The Company believes that the guarantee release provisions set forth in section 10.05 of the Indenture are appropriate to characterize as “customary limitations” based on its review of the U.S. Securities and Exchange Commission Division of Corporation Finance Financial Reporting Manual Topic 2510.5 “Subsidiary Guarantee Release Provisions.” The Company also believes these release provisions to be customary based on the existence of similar provisions in the terms of numerous other public bond issuances and the fact that bondholders regularly purchase bonds subject to these types of provisions.

The Company notes, however, that Topic 2510.5 requires that registrants should not characterize subsidiary guarantees as full and unconditional without disclosure describing any qualifications to the subsidiary guarantees. Accordingly, in future filings, beginning with the Form 10-Q for the quarter ended March 29, 2015, the Company will enhance its disclosure in the footnotes to describe the qualifications to the subsidiary guarantees as follows:

“The Guarantor provides a full and unconditional guarantee of the Domestic Indebtedness, except for certain customary limitations. These customary limitations, which are described in detail in the First Supplemental Indenture (Indenture) dated December 20, 2010, include (i) the sale of the guarantor or substantially all of the guarantor’s assets, (ii) the designation of the guarantor as an unrestricted subsidiary for covenant purposes, (iii) the guarantor ceasing to guarantee certain other indebtedness, if the guarantor is also not a significant subsidiary within the meaning of Article 1, Rule 1-02 of Regulation S-X, and (iv) achieving the Indenture’s requirements for legal defeasance, covenant defeasance or discharge.”

* * * * *

In addition to our responses above, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this response, please contact the undersigned at 414.256.1027 or by electronic mail at rodgers.dave@basco.com. Thank you for your attention to this matter.

Very truly yours,

BRIGGS & STRATTON CORPORATION

/s/ David J. Rodgers
David J. Rodgers
Senior Vice President & Chief Financial Officer